KELLY SECURITIES CORPORATION

D/B/A

NOLAN SECURITIES CORP

RESTATED FINANCIAL STATEMENT

DECEMBER 31, 2022

This report is filed as a PUBLIC document in accordance with Rule 17a-5(e)(3) under the Securities
Exchange Act of 1934.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43354

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 AND ENDING 12/31/2022

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Nolan Securities Corporation

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

535 Main Road

(No. and Street)

Monterey	MA	01245
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Leonard Schwalb	212-535-5628	lschwalb@nolansecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Fulvio and Associates, LLP

(Name – if individual, state last, first, and middle name)

5 West 37th Street	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)
December 20, 2018		6529	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, Bruce P Kelly, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Nolan Securities Corporation, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DAVID BARNETT
MY COMMISSION EXPIRES October 15, 2027
#01BA6399087
QUALIFIED IN NEW YORK COUNTY
NOTARY PUBLIC, STATE OF NEW YORK

March 28, 2024

Notary Public

Signature: Bruce P. Kelly

Title:
CHIEF EXECUTIVE OFFICER

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Kelly Securities Corporation D/B/A Nolan Securities Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kelly Securities Corporation D/B/A Nolan Securities Corporation (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter

During March 2024 we discovered that fees receivable at December 31, 2022 were incorrectly stated. This financial statement is restated due to the correction of an error in order to properly present fees receivable as of December 31, 2022. This does not qualify our opinion. Refer to restated financials statement Note 12.

Fulvio & Associates LLP

We have served as the Company's auditor since 2018.

New York, New York

April 14, 2023, except for Note 12, as to which the date is April 15, 2024

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
RESTATED STATEMENT OF FINANCIAL
CONDITION DECEMBER 31, 2022

ASSETS

Cash and cash equivalents	$ 499,073
Fees receivable	135,160
Fixed assets (net of accumulated depreciation of $138,053)	41,891
TOTAL ASSETS	**$ 676,124**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	31,233
Consulting fees payable	5,592
TOTAL LIABILITIES	**36,825**

Stockholder's equity

Common stock, no par value,100 shares authorized issued and outstanding	5
Additional paid-in-capital	556,674
Retained earnings	82,620
Total stockholder's equity	639,299
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	**$ 676,124**

The accompanying notes are an integral part of this restated financial statement.

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
NOTES TO RESTATED FINANCIAL STATEMENT
DECEMBER 31, 2022

NOTE 1.   ORGANIZATION AND NATURE OF BUSINESS

Organization

Kelly Securities Corporation D/B/A Nolan Securities Corporation (the "Company") is a broker/dealer, registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA").

Nature of Business

The Company's purpose is to advise other companies on all financial matters, including advice on financing, securities offerings and private placement of securities. The Company does not carry customer accounts or perform custodial functions related to customer securities.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The restated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Cash and cash equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents. The Company maintains cash balances in bank accounts which, at times, exceed the FDIC insurance limits.

Revenue Recognition

The Company recognizes revenue from its services on a pro-rata basis over the term of the contract, which approximates when services are performed, in compliance with the newly effective revenue recognition rules. The core principal of the standard is that an entity should recognize revenue to depict the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.

Revenues under Topic 606 require financial advisory and placement fees to be recognized either at a "point in time" or "over time", depending on the facts and circumstances of the arrangement, and evaluated using a five-step model.

Investment banking fees are recorded upon either the closing of the transaction or a written commitment from the investor. Consulting fee income is recorded when processed, as applicable, calculated in either case as a percentage of the capital commitment made by an investor.

Depreciation

The cost of fixed assets is depreciated over their estimated useful lives on a straight line basis. Fixed assets costing $1,000 or less are expensed.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurement - Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability, or in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

FASB ASC 820, *Fair Value Measurement* has no material effect on these restated financial statement.

The Company did not hold any securities as of December 31, 2022.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. During the year ended December 31, 2022, the Company earned fee income from three clients, of which one client accounted for approximately 94% . At December 31, 2022, one client accounted for all of the total fees receivable.

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
NOTES TORESTATED FINANCIAL STATEMENT
DECEMBER 31, 2022
(continued)

NOTE 3. INCOME TAXES

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and for state income taxes. Accordingly, no provision has been made for both Federal and state income taxes since the net income or loss of the Company is to be included in the tax return of the individual shareholder.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC Topic 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of the period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the restated financial statement.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2022, the Company had net capital of $462,248 which was $457,248 in excess of its required net capital of $5,000. The Company's net capital ratio was .08 to 1.

NOTE 5. FIXED ASSETS

Fixed assets at December 31, 2022 consist of the following:

		Estimated Useful Life
Automobile	$ 114,614	5 Yrs.
Office equipment	13,079	3-5 Yrs.
Furniture and fixtures	37,452	7 Yrs.
Artwork	14,799	7 Yrs.
	179,944	
Less: Accumulated Depreciation	(138,053)	
	$ 41,891	

NOTE 5.   FIXED ASSETS (continued)

Fixed assets are recorded at cost. The cost of fixed assets is depreciated over the estimated useful lives of the related assets utilizing the straight-line method.

NOTE 6.   RELATED PARTY TRANSACTIONS

For the year ended December 31, 2022, consulting fees of $103,388 were paid to related parties.

NOTE 7.   OFF BALANCE SHEET RISK

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the restated financial statement for these indemnifications.

NOTE 8.   USE OF ESTIMATES

The preparation of restated financial statement in conformity with U.S. GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the restated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 9.   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability, or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Except for the indemnifications described in Note 7, the Company has issued no guarantees at December 31, 2022 or during the year then ended.

NOTE 10.   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2022 or during the year then ended.

NOTE 11.   SHORT-TERM LOAN RECEIVABLE

It is the Company's policy to make advances to commissioned brokers. These advances are repaid as commissions are earned. As of December 31, 2022 the Company has no outstanding advances.

NOTE 12.   RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENT

In March 2024, subsequent to the issuance of the audited financial statement as of and for the year ended December 31, 2022, an error was discovered in the timing of the recording of revenue and the related fees receivable. This resulted in an understatement of revenues and fees receivable of $135,000.

NOTE 13.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through April 14, 202 which is the date the restated financial statement were available to be issued. From January 1,2023 through April 14, 2023, no events were identified which require disclosure.